June 6, 2018

Shawn Guertin
Chief Financial Officer
Aetna Inc.
151 Farmington Ave.
Hartford, CT 06156

       Re: Aetna Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 23, 2018
           File No. 001-16095

Dear Mr. Guertin:

        We have reviewed your May 14, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2018 letter.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements
3. Acquisition, Divestiture, Terminated Acquisitioin and Terminated Divestiture Divestiture of Group Life Insurance, Group Disability Insurance, and Absence Management
Businesses, page 105

1. We acknowledge your response to our prior comment one. Please provide us an overview of the transaction with HLAIC that specifies what you received and what you gave up, the nature and extent of your continuing involvement and the business purpose and economics of the transaction. Also please address the following questions:
        Why no amount was recorded in accordance with ASC 944-605-25-20 for prepaid
 Shawn Guertin
Aetna Inc.
June 6, 2018
Page 2
             reinsurance premiums related to the prospective reinsurance?
             What specifically does the $1.45 billion ceding commission represent and why does it, as adjusted for items discussed in your response, represent a gain?
             What is the basis in the accounting literature for allocating the gain between prospective and retroactive portions of the reinsurance contract ? Why is there a gain related to the prospective reinsurance portion? ASC 944-605-35-8
             regarding prospective reinsurance makes no mention of deferred gain, rather only ASC
             944-605-35-9 regarding retroactive reinsurance mentions deferred gain.
             Why was an allocation not made of a premium paid to HLAIC between the prospective and retroactive portions in accordance with ASC 944-605-25-21?
             On page 4 of your response under the section "Prospective reinsurance deferred gain recognition methodology:"
             o   What is meant by the "remaining customer contract period?"
             o What is meant by "We expect Aetna customers whose insurance contracts have been reinsured to HLAIC to migrate from Aetna insurance contracts to HLAIC insurance contracts?"
             o   What is the basis for the expectation in the preceding bullet?
             o Are Aetna customers obligated to migrate to HLAIC insurance contracts and, if they do not, are you obligated to continue to provide the insurance?

       You may contact Lisa Vanjoske at (202) 551-3614 or Jim Rosenberg at
(202) 551-3679 if
you have questions regarding the comment.

FirstName LastNameShawn Guertin
Comapany NameAetna Inc.
                                                             Division of
Corporation Finance
June 6, 2018 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName